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                              August 9, 2021

       Gunnar Eliassen
       Chief Executive Officer
       ST Energy Transition I Ltd.
       Par-la-Ville Place, 4th Floor
       14 Par-la-Ville Road
       Hamilton, HM08
       Bermuda

                                                        Re: ST Energy
Transition I Ltd.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 14,
2021
                                                            CIK No. 0001858684

       Dear Mr. Eliassen :

              We have conducted a limited review of your draft registration statement. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Capitalization, page 99

   1. We note that you are offering 30,000,000 Class A common stock as part of your initial public offering of
units, but footnote 3 suggests you will show less than all
                                                        30,000,000 Class A
common stock subject to possible redemption in your Capitalization table. Please tell us
how you considered the guidance in ASC 480-10-S99-3A, which
                                                        requires securities
that are redeemable for cash or other assets to be classified outside of permanent equity if
they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2)
at the option of the holder, or (3) upon the occurrence of an event
 Gunnar Eliassen
ST Energy Transition I Ltd.
August 9, 2021
Page 2
       that is not solely within the control of the issuer, in concluding that all 30,000,000 Class
       A common stock were not required to be presented outside of permanent equity and part of shares subject to possible redemption.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Refer to Rules 460 and 461 regarding requests for acceleration.

       You may contact Paul Cline at 202-551-3851 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3851 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                              Sincerely,
FirstName LastNameGunnar Eliassen
                                                              Division of
Corporation Finance
Comapany NameST Energy Transition I Ltd.
                                                              Office of Real
Estate & Construction
August 9, 2021 Page 2
cc:       Gregg A. Noel, Esq.
FirstName LastName